                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ___________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(a)

                             (Amendment No. 1)/1/

                          Renaissance Worldwide, Inc.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share

--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   75968A109

--------------------------------------------------------------------------------
                                (CUSIP Number)

             John H. Chuang, President and Chief Executive Officer
                                 Aquent, Inc.
                  711 Boylston Street, Boston, Massachusetts
                                (617) 535-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 6, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


---------------------------                        ---------------------------
---------------------------                        ---------------------------
_________________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 9)

---------------------                                  -----------------------
CUSIP NO. 75968A109                13D                    Page 2 of 9 Pages
---------------------                                  -----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Aquent, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER/2/
                     7.
     NUMBER OF
                          15,338,770
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          3,622,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      15,338,770
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      28.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


__________________________

/2/ Figure includes shares of common stock of Renaissance Worldwide, Inc. that Aquent, Inc. has the right to vote pursuant to a voting agreement described in
Item 6 on this Schedule 13D.

---------------------                                  -----------------------
CUSIP NO. 75968A109                   13D                 Page 3 of 9 Pages
---------------------                                  -----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      John H. Chuang
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5.
     TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER/3/
                     7.
     NUMBER OF
                          15,338,770
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          3,622,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      15,338,770
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      28.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


__________________________

/3/ Figure includes shares of common stock of Renaissance Worldwide, Inc. that Aquent, Inc. has the right to vote pursuant to a voting agreement described in
Item 6 on this Schedule 13D.

The Statement on Schedule 13D ("Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 23, 2001 by Aquent, Inc. and John H. Chuang with respect to common stock of Renaissance Worldwide, Inc. is hereby amended and supplemented as follows. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.


ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated to read as follows:

From the period of July 13, 2001 to October 22, 2001, Aquent used approximately $4,423,261.49 in working capital to purchase 3,091,100 shares of Issuer Common Stock at purchase prices ranging from $1.14 to $1.67 per share, as further described in Item 5 below.

From the period of October 23, 2001 to November 6, 2001, Aquent used approximately $926,616.55 in working capital to purchase 531,600 shares of Issuer Common Stock at purchase prices ranging from $1.70 to $1.78 per share, as further described in Item 5 below.

As of the date of this filing, Aquent has used an aggregate of approximately $5,349,878.04 in working capital to purchase 3,622,700 shares of Issuer Common Stock

ITEM 5.  Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated to read as follows:

(a)-(b) Aquent may be deemed to be the beneficial owner of 15,338,770 shares of Issuer Common Stock, constituting approximately 28.8% of the outstanding shares of Issuer Common Stock, based upon 53,252,540 shares of Issuer Common Stock outstanding on November 1, 2001, as set forth in the Issuer's Preliminary Proxy Statement filed on Schedule 14A with the Commission on November 1, 2001. Aquent has the sole power to direct the vote of 15,338,770 such shares of Issuer Common Stock including 11,716,070 shares owned by G. Drew Conway that are subject to a Voting Agreement in favor of Aquent described in Item 6 below; Aquent has the sole power to dispose of 3,622,700 such shares of Issuer Common Stock. Aquent hereby disclaims beneficial ownership of the 11,716,070 shares owned by Mr. Conway.

No person listed on Schedule A other than Mr. Chuang beneficially owns any
                    ----------
shares of Issuer Common Stock. Mr. Chuang, by virtue of his controlling interest in Aquent, may be deemed to be the beneficial owner of the Issuer Common Stock beneficially owned by Aquent. Mr. Chuang hereby disclaims such beneficial ownership.

(c) Transactions in shares of Issuer Common Stock effected since the date of the most recent filing on Schedule 13D are set forth on Schedule B.
                                                        ----------

                                 (Page 4 of 9)

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


Item 6 is amended by adding the following:

On November 6, 2001, Aquent entered into a Voting Agreement with G. Drew Conway with respect to 11,716,070 shares of Issuer Common Stock held by Mr. Conway. Mr. Conway agreed to vote such shares in favor of the Merger and to approve the Merger Agreement, and executed an irrevocable proxy in favor of Aquent authorizing certain officers of Aquent to vote such shares of Issuer Common Stock in favor of the Merger and to approve the Merger Agreement.

The Voting Agreement referred to in the preceding paragraph is attached as
Exhibit 4 hereto and is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

Exhibits 1, 2, and 3 are incorporated herein by reference from the Schedule 13D filed with the Commission by Aquent, Inc. and John H. Chuang on October 23, 2001.

Exhibit No.  Description
-----------  -----------

1           *Plan adopted by Aquent, Inc. pursuant to Rule 10b5-1(c) of the
             Securities Exchange Act of 1934, as amended.

2           *Merger Agreement, dated as of October 5, 2001, among Aquent, Inc.,
             JetElectro Acquisition Corp. and Renaissance Worldwide, Inc.

3           *Filing Agreement by and between John H. Chuang and Aquent, Inc.

4          **Voting Agreement, dated November 6, 2001, by and between G. Drew
             Conway and Aquent, Inc.

----------------------------

 * Previously filed.

** Filed herewith.
                                 (Page 5 of 9)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated: November 6, 2001

                                    AQUENT, INC.


                                    By:  /s/ John H. Chuang
                                        ---------------------------
                                        John H. Chuang
                                        President & Chief Executive
                                        Officer

                                 (Page 6 of 9)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated: November 6, 2001


                                    By: /s/ John H. Chuang
                                        --------------------
                                        John H. Chuang

                                 (Page 7 of 9)

                                  SCHEDULE A
                                  ----------


Directors and Executive Officers of Aquent, Inc.    Business Address
-------------------------------------------------   ----------------

John H. Chuang                                      c/o Aquent, Inc.
President, Chief Executive Officer,                 711 Boylston Street
Treasurer and Director                              Boston, MA 02116

Steven M. Kapner                                    c/o Aquent, Inc.
Clerk and Director                                  711 Boylston Street
                                                    Boston, MA 02116

Mia M. Wenjen                                       c/o Aquent, Inc.
Director                                            711 Boylston Street
                                                    Boston, MA 02116

Nunzio Domilici                                     c/o Aquent, Inc.
Chief Financial Officer                             711 Boylston Street
                                                    Boston, MA 02116

                                (Page 8 of 9)

                                  SCHEDULE B
                                  ----------

List of purchases effected since the date of the most recent filing on Schedule 13D. Unless otherwise indicated, the transactions set forth below were effected through the use of a securities broker.

Purchaser       Purchase Date       Amount Purchased   Purchase Price Per Share
---------       -------------       ----------------   ------------------------

Aquent, Inc.    October 23, 2001     35,000            $1.70

Aquent, Inc.    October 24, 2001     31,400            $1.72

Aquent, Inc.    October 25, 2001     77,300            $1.72

Aquent, Inc.    October 26, 2001     45,900            $1.71

Aquent, Inc.    October 29, 2001    103,900            $1.72

Aquent, Inc.    October 30, 2001     33,000            $1.71

Aquent, Inc.    October 31, 2001     30,100            $1.72

Aquent, Inc.    November 1, 2001     23,300            $1.72

Aquent, Inc.    November 2, 2001     72,200            $1.74

Aquent, Inc.    November 5, 2001     31,300            $1.76

Aquent, Inc.    November 6, 2001     48,200            $1.78

                                 (Page 9 of 9)